

Neurocarrus, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Neurocarrus, Inc. Management

We have reviewed the accompanying financial statements of Neurocarrus, Inc. (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 10, 2025

NEUROCARRUS, INC.
STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	134,850	52,150
Prepaid Expenses	25,000	25,000
Total Current Assets	**159,850**	**77,150**
Non-Current Assets:		
Fixed Assets - net	11,313	7,806
Intangible Assets - net	18,000	20,000
Lease Right of Use Asset	61,955	61,955
Total Non-Current Assets	**91,268**	**89,760**
TOTAL ASSETS	**251,118**	**166,911**
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	302	-
Short Term Lease Liability	20,771	21,055
Taxes Payable	6,637	6,637
Total Current Liabilities	**27,710**	**27,692**
Non-Current Liabilities:		
Notes Payable - Related Party	41,126	41,126
Long Term Lease Liability	20,331	41,103
Total Non-Current Liabilities	**61,458**	**82,229**
TOTAL LIABILITIES	**89,167**	**109,920**
EQUITY		
Common Stock	9	9
APIC	607,049	607,049
Accumulated Deficit	(445,108)	(550,068)
TOTAL EQUITY	**161,951**	**56,990**
TOTAL LIABILITIES AND EQUITY	**251,118**	**166,911**

See Accompanying Notes to these Unaudited Financial Statements

NEUROCARRUS, INC.
STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Operating Expenses		
General and Administrative	57,025	33,788
Contractors	-	53,452
Payroll Expenses	265,520	65,491
Insurance Expenses	14,273	998
Interest Expenses	-	13
Professional Fees	64,186	14,535
Operating Lease Expense	23,698	1,823
Depreciation	5,673	-
Amortization	2,000	2,000
Total Operating Expenses	**432,375**	**172,100**
Total Loss from Operations	**(432,375)**	**(172,100)**
Other Income (Expenses)		
Grant Funds	534,483	136,745
Other Income	2,650	168
Total Other Income (Expenses)	**537,133**	**136,913**
Net Income (Loss)	**104,758**	**(35,187)**

See Accompanying Notes to these Unaudited Financial Statements

NEUROCARRUS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		APIC	Retained Earnings	Total Shareholders'
	# of Shares	$ Amount		(Deficit)	Equity
Beginning balance at 1/1/23	887,581	9	607,049	(514,882)	92,177
Net income (loss)	-	-	-	(35,187)	(35,187)
Ending balance at 12/31/23	887,581	9	607,049	(550,068)	56,990
Prior Period Adjustment	-	-	-	202	202
Net income (loss)	-	-	-	104,758	104,758
Ending balance at 12/31/24	887,581	9	607,049	(445,108)	161,951

See Accompanying Notes to these Unaudited Financial Statements

NEUROCARRUS, INC.
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2024	2023
OPERATING ACTIVITIES		
Net Income (Loss)	104,758	(35,187)
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation	5,673	-
Amortization	2,000	2,000
Lease Right of Use Asset	-	(61,955)
Accounts Payable	302	-
Short Term Lease Liability	(283)	21,055
Long Term Lease Liability	(20,771)	41,103
Prior Period Adjustment	202	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(12,878)	2,202
Net Cash provided by (used in) Operating Activities	91,880	(32,984)
INVESTING ACTIVITIES		
Fixed Assets - net	(9,180)	(7,806)
Net Cash provided by (used in) Investing Activities	(9,180)	(7,806)
FINANCING ACTIVITIES		
Notes Payable - Related Party	-	41,126
Net Cash provided by (used in) Financing Activities	-	41,126
Cash at the beginning of the period	52,150	51,814
Net cash increase (decrease) for the period	82,700	336
Cash at end of period	134,850	52,150

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Neurocarrus, Inc. ("the Company") was converted from an LLC to a C corporation in Delaware on October 1st, 2017. The company is developing a non-addictive human pain drug to treat poorly managed pain and help prevent substance use disorders. The Company conducts drug development research and development with the intent of moving its lead asset to clinical trials after FDA approval of the Investigational New Drug (IND). The Company plans to earn revenue by licensing its intellectual property and candidate pain drug or by becoming acquired. The Company's headquarters is in Monterey, California. Its customers will be located in the United States.

The Company previously conducted a Regulation Crowdfunding campaign in 2019 and is currently conducting a second Regulation Crowdfunding campaign.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations, and although the Company had a positive income in 2024, it was due to the grants received in 2024, and the Company may not receive the same amount of grants in subsequent years. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $134,850 and $52,150 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Intangible Assets

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles—Goodwill and Other in accounting for the cost associated with the creation or acquisition of patents, publications, and trademarks. These costs are capitalized as intangible assets, with amortization applied if the trademark has a finite useful life, or impairment testing conducted if the trademark has an indefinite useful life.

These are amortized on a straight-line basis over its estimated useful life which is determined to be 15 years.

Property Type	Useful Life in Years	2024	2023
Patent Legal Costs	15	30,000	30,000
Patent Legal Costs - Accumulated Amortization		(12,000)	(10,000)
Total Intangible Assets, Net		**18,000**	**20,000**

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Lab Equipment	2-5	16,986	7,806
Accumulated Depreciation		(5,673)	–
Total Fixed Assets, Net		**11,313**	**7,806**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company is in the pre-revenue stage, and plans to earn revenues through the licensing of their intellectual property. The Company will identify and analyze its performance obligations related to customer contracts once it executes its first intellectual property (patent) licensing agreement. Payments would consist of a mixture of upfront and later transactions based on the milestones achieved. Additionally, the Company plans to earn revenue based on investments reflecting the Company's achievement of key accomplishments. The performance obligation has not yet been determined.

General and Administrative

General and administrative expenses consist of bank fees, job supplies, lab equipment and services, office supplies, repairs and maintenance, technical services, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Delaware. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

The Company has not filed its tax returns as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In August 2023, the Company received a loan from its CEO, Paul Blum for a total of $41,126. See Note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Due to the inherent risks associated with drug development, there is a chance that the company's products may result in adverse side effects for end-users, which could expose the company to potential claims or lawsuits.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. The Company entered into a commercial lease agreement for rental space.

The lease with West End Partners, LLC commenced on December 14, 2023, for two office spaces totaling 787 square feet, located on Harris Court in Monterey, California. The lease term is 37 months, concluding on December 31, 2026.

Lease expense	Year Ending 12/1/2024
Finance lease expense	
Operating lease expense	23,698
Total	23,698
Other Information	
Operating cash flows from operating leases	23,073
ROU assets obtained in exchange for new operating lease liabilities	61,955
Weighted-average remaining lease term in years for operating leases	2
Weighted-average discount rate for operating leases	3.92%
Maturity Analysis	**Operating**
2025-12	21,941
2026-12	20,664
Thereafter	0.00
Total undiscounted cash flows	42,606
Less: present value discount	-1,503
Total lease liabilities	41,103

NOTE 5 – LIABILITIES AND DEBT

Note Payable - Related Party: In August 2023, the Company received a loan from its CEO, Paul Blum. The original amount of the loan was $41,126. The loan does not bear any interest and was extended without any formal terms, such as an interest rate, repayment schedule, or maturity date. The balance of this loan was $41,126 as of December 31, 2024. See Note 3.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.00001 per share. 887,581 shares were issued and outstanding as of December 31, 2023 and 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 10, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.